                                                                      EXHIBIT 20
201 E. Fourth Street
P O Box 2301
Cincinnati, Ohio 45201


                                                          [CINCINNATI BELL LOGO]


November 19, 1998

Dear Cincinnati Bell Shareholder:

     Last April 27, we advised you that we had decided to create a new company, Convergys, made up of CBIS, MATRIXX Marketing and our share of a cellular partnership with Ameritech. We also said we would have a public offering of a small portion of Convergys shares, followed by a distribution of the balance of Convergys shares to you, the Cincinnati Bell shareholders. We're pleased to tell you that we expect to complete that effort, as a result of which you will own shares in two companies with outstanding track records and very exciting futures.

     Convergys is a leading global provider of integrated customer management and information management solutions, and also holds our cellular partnership interest. Cincinnati Bell is now an innovative, growth-oriented communications provider with new leadership, excellent service, and many exciting new voice, wireless, data and Internet communications products.

     While both businesses are strong, they are also quite different. Your Board of Directors has determined that separating them will allow each to focus solely on how best to create long-term value for its shareholders.

     In August, Convergys sold nearly 15 million shares, or about 10 percent of the company, in a public offering. Proceeds were used to pay down debt. We intend to distribute the remaining Convergys shares to you at the end of this year. FOR EACH CINCINNATI BELL SHARE YOU OWN ON DECEMBER 1, 1998, THE RECORD DATE FOR THIS TRANSACTION, YOU WILL ALSO OWN ONE SHARE OF CONVERGYS, EFFECTIVE DECEMBER 31.

     You do not need to take any action to participate in this distribution. Registered Cincinnati Bell shareholders will receive a stock certificate for Convergys shares about six weeks from now. Holdings of Cincinnati Bell shares in accounts with securities firms or other fiduciaries will be matched with Convergys shares. After December 31, you can follow the value of your current Cincinnati Bell investment by following the combined values of your Cincinnati Bell shares and your Convergys shares.

     In the coming weeks, we will send information you can use to determine the cost basis of your Convergys and Cincinnati Bell shares. We also will tell participants in certain employee benefit plans how the spin-off will affect them.

     If you have questions about your Cincinnati Bell shares, please call our transfer agent, Fifth Third Bank, at (800) 837-2755 (579-5320 in Cincinnati). Cincinnati Bell will provide up-to-date information on the spin-off and other news of interest to investors on our web site, www.cinbellinc.com, and on our Shareowner Information Line, (800) 345-6301.

     On behalf of your Board of Directors, we thank you for your continuing support of Cincinnati Bell, and hope you will continue to invest with us as shareholders of both Cincinnati Bell and Convergys.



     /s/ Charles S. Mechem, Jr.             /s/ John T. LaMacchia
   ----------------------------            ----------------------------
   Charles S. Mechem, Jr.                  John T. LaMacchia
   Chairman of the Board                   President and Chief Executive Officer